[APWC LOGO]
                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
     19 Benoi Road, Level 3A Sigma Cable High Tech Complex, Singapore 629909
                   Tel: (65) 6663-2132/3, Fax: (65) 6663 2130
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FOR IMMEDIATE RELEASE
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March 28, 2005
                                           Contact: Wellen Sham
                                                    Asia Pacific Wire & Cable
                                                    65-6663-2193

                                                    Michael Mandelbaum
                                                    Mandelbaum Partners
                                                    (310) 785-0810

                     ASIA PACIFIC WIRE & CABLE APPOINTS TWO
                     NEW INDEPENDENT DIRECTORS TO ITS BOARD

NEW YORK, NY - MARCH 28, 2005 -- Asia Pacific Wire & Cable Corporation Limited
(OTC Bulletin Board: AWRCF) announced today that it has appointed two new independent directors to its Board: Ulyos Maa, a senior partner from KPMG Taiwan and also the supervising accountant for the banking group in Taiwan for PEWC;
and Jimmy Tsai, professor and head of the Accounting Department at National
Taiwan University. Mr. Tsai also serves on various government advisory bodies and on the boards of listed companies in Taiwan.

Mr. Maa and Mr. Tsai replace Tim Wong and Charles Xue, both independent directors, who have resigned their positions and will no longer serve on the
Company's Board.

Asia Pacific Wire & Cable's Board of Directors is currently comprised of the following ten directors: Tony Yuan; Wellen Sham; Eric Yip; Ryoji Furukawa; Andy
Cheng; Michael Lee; David Sun; Jack Sun; Ulyos Maa; and Jimmy Tsai.

ABOUT ASIA PACIFIC WIRE & CABLE
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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        Except for statements of historical fact, this news release contains certain forward-looking statements about the Company.
        Such statements are subject to significant risks and
        uncertainties including changes in economic and market
        conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.
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